MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 January 5, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 January 5, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. It's Friday,
                      January 5th. Here we are, the first week of the New Year and the usual suspects are lined up, bulls and bears, people expecting the economy to churn ahead, people expecting the economy to fall off a cliff, and a lot of opinions in-between. The market started off pretty strong and then, as we talked about last week, the usual backing and filling and trying to figure out what's going on, I think that's really what's happening this week. A lot of market participants are trying to get their sea legs after the holidays and trying to decide is this going to be another year of strong commodity prices or are commodity prices going to plummet, is this going to be a year of strong employment and if it's strong employment, is it going to cause inflationary pressures due to increased wages, or is the economy going to slow down, the ripple effect of the housing slowdown cause unemployment and cause the entire economy to implode?

                      The big story of course this week in most of Wall Street was the decline in commodity prices. We're seeing very strong declines in metals like copper, we're seeing strong declines in oil, strong declines in coal, and a lot of that, in my view, is coming on the backs of the fact that there's been a very mild winter in the Northeast and, of course, most of the financial press is located in the Northeast and most of the analysts are located in the Northeast -- Boston/New York complex -- and as we all probably know by now, whatever occurs in their backyard is whatever is occurring in the world. So if the winter is

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 January 5, 2007
                                                                          Page 2

                      warm in New York, that means that we're never going to have a cold winter again and I think that's some of the opinion that's flowing through Wall Street. So we're seeing the opposite effect from what we would normally see if we had a cold snap in the Northeast. Of course, since they don't think that anything really exists west of the Alleghenies, they're really ignoring the snowstorms in the Midwest and the snowstorms in the Rocky Mountain regions and the cold in the Pacific Northwest.

                      So the reality is quite different than what the perception is on Wall Street, so much so that I think that a lot of these natural resource stocks and energy stocks have been sold off to the levels where we started to nibble again, buying back and building back a position in Peabody Energy, the major coal producer, buying back and starting to build back a position in the oil holders ETF, those are the basket of companies that are involved in the exploration and management of the energy business, the Halliburtons, the Schlumbergers, people like that. We think those stocks have been sold off under the false assumption that the United States is never going to need fossil fuels again and we're energy sufficient and all of the things that we worried about last year, well, never mind. So the market often times presents the opportunities to buy just like when things get euphoric, it gives us some opportunities to sell as well. So we're doing a few tweakings in the portfolio like that, trying to take advantage of some of the manias on both the panic and a euphoria standpoint to try to stay ahead of the pack. It's too early in the year really to get a sense of what's likely to really happen long term but my sense is that there's no reason why this year couldn't be one of the stronger years we've had.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 January 5, 2007
                                                                          Page 3

                      One of the things that caused weakness at the end of the week was the fact that the employment report was so strong and leading a lot of market participants to fear that the Federal Reserve might not lower interest rates. My feeling is that the Federal Reserve probably is not going to do much of anything with interest rates in 2007 and that's just fine by me. Interest rates are at a perfectly good level, there's no reason for the Federal Reserve certainly to raise interest rates, I don't think we have those kinds of inflationary pressures but by the same token, there's no real reason for the Federal Reserve to lower interest rates. If the economy does need any more stimulation, interest rates are low enough for any kind of normative borrowing, plenty of liquidity in the marketplace; it's not like in the old days when all the liquidity that might have been supplied to the financial markets in the business world was coming from the banks and when banks started to get a little bit of caution in their genes, then things slowed down. Now there's so much liquidity coming in from private entities and on a global basis that even if banks start to get skittish, there's plenty of liquidity to keep the markets and the economy floating. So there's really no need for the Federal Reserve to lower interest rates.

                      So the important takeaway for me in this employment report at the end of this week was the fact that people are working and the one great fear that any normal person has who understands the U.S. economy is that if people are concerned about their jobs, if layoffs are starting, then people tighten their belts, they close their checkbooks, they don't take trips to the mall, they don't spend the money at Wal-Mart, and the economy slowly but steadily grinds to a halt. So the fact that people are going back to work, the fact that paychecks are increasing, can't help but be good across the broad section of the U.S. economy from retailers, to auto manufacturers, and then all the downstream businesses that supply those major businesses. It's also an important factor in terms of real estate. We did create a real estate glut, there was a little mini-mini real estate bubble and not so much a

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                 January 5, 2007
                                                                          Page 4

                      bubble but just a little bulge and that's being taken care of by the system I think pretty quickly. I wouldn't be surprised if by the end of 2007 after all of the talk about the glut in real estate and the bubble-bursting in real estate that we wake up one morning in August or September and October and all of a sudden there's an article in the Wall Street Journal or the New York Times saying, hey, guess what guys, there seems to be a shortage in real estate, because if you haven't been building homes for the last 18 months but meanwhile the population is increasing and the demand for homes continues to increase and that glut got taken care of pretty darn quickly. So my expectation is that we climb a very slow but steady wall of worry in 2007 that's going to lead to some pretty good market returns.

                      One of the things that seems to be on tap right now is that there seems to be more dollars flowing to the large cap growth area, the traditional large cap growth stocks, large technology stocks, NASDAQ starting to outperform the S&P and the Dow and if that kind of trend continues, that will accrue well to a fund like ours which, of course, is a large cap growth fund primarily.

                      So that's kind of the babbling at this point for the first week in 2007. If you have any questions or comments, please feel free to give us a call. For everybody here at Markman Capital, take care, thanks for being a shareholder. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 12, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                January 12, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. It's Friday,
                      January 12th. The market had a pretty nice week; a lot of action this week, a lot of interesting stories. Of course, energy was a big story with oil prices continuing their slide this year, dipping below $55, looking like it's on it's way to $50; OPEC scrambling to see if they can instill some production cuts to prop up the price.

                      But the fact is we're moving into '07 with oil prices lower than a lot of people expected. What's important to us as market observers and stock buyers is that this is a price level where if these prices hold in the $50 range, this is a good $5 to $10, at least $5 to $10 lower than most corporate managers had factored in and most analysts had factored into the financial workbooks, companies, and so we're going to see that there's going to be a little bit more money flowing through to the bottom line because not as much money is going to be sopped up in those higher energy prices and that's good news for corporate earnings and thus, the stock market in 2007, assuming that oil prices stay down at the levels they're at now.

                      Next week is when earnings begin in earnest. The question after the kind of rally that we've had in the first two weeks of this year and on top of the rally in the fourth quarter of '06 is are the good news that we expected from corporate earnings already priced into stocks?

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 12, 2007
                                                                          Page 2

                      The news we expect to be very, very good but the fact that stocks have already gone up may well be that we move into an environment where the good news comes out and people sell or what we on Wall Street call selling the news.

                      That can cause a real cognitive dissonance on the part of observers where they see all the news being good and the market keeps going down; well, if that is what happens over the next couple of weeks, you'll know it's because the market has already anticipated that news and now people are taking profits because they're looking beyond that news.

                      So we're in a situation where we're happy that the market has gone up so much over the last couple of weeks and at the same time, we're fearful that the market has gone up so much in the last couple of weeks because the fact of the matter is, if we kept projecting these kinds of rates of increase, we'd see the fund up 60%, 70%, 80% in the year, we know that that's not going to happen.

                      So one of two things is going to have to happen, either the rate of increase is going to slow down and we've got to go sideways for a while or the market is going to take back some of these gains so that we can get to a more normalized rate of return.

                      Either way, I think that we're in for some very interesting times because I think that the economy is in very, very good shape. Most sectors are tooling along very well. The interest rate and the fiscal monetary environment I think is very positive for stocks and as I said last week, I think that '07 is going to be generally a very good year.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 12, 2007
                                                                          Page 3

                      So it's going to be interesting to see how this plethora of good news plays out because, obviously, there's going to become points when people take the flip side of that equation.

                      All we're going to try and do is make sure that we're in the very strong companies that are the right companies to be in in this kind of environment and I think that we are with holdings like Toyota and Apple and Goldman Sachs and Google and United Health and Time Warner and Berkshire Hathaway. So we've got a very good lineup in the fund. And the question is can we stay in front of the pack as we are as the volatility increases which it's likely to do.

                      But again, I reiterate that I'm expecting 2006 to be a very strong year, the stronger it is the earlier it is and the more likely we are to move into a potential blowup phase but I have a feeling that there's enough negatively out there that we'll probably moderate some of those gains and we'll continue that very healthy stair step pattern that we've seen for the last couple of years. So let's keep hoping and keeping our fingers crossed.

                      Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 19, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                January 19, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. It's Friday,
                      January 19th. We had a typically kind of wild week in the market as earnings season began and I think the market is trying to get its sea legs as to whether tech is going to be good, bad, or indifferent, is the good news bad news, is the bad news good news; a lot of confusion about earnings. But I don't want to talk about that too much;
                      we'll get to that a little bit more next week, particularly as it relates to some of our holdings like
                      Apple.

                      I do want to talk about some of the other events that are happening and focus on some of the geopolitical events and as they relate to very important economic events. There are some connections that are occurring kind of behind the scenes that are impacting what's happening on the economic scene and there are three or four stories that are on the front pages on a regular basis where the reporters have not yet made the connection among those stories and the connection I think is pretty clear on a behind the scenes basis. And you know I don't tend to get involved in conspiracy theories and take sides from a political standpoint but there's a fascinating story that's unfolding that will tend to be written about I think months down the road but I want to share with you my take on it at this point.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 19, 2007
                                                                          Page 2

                      As we know, oil prices have been declining. Literally six months ago, almost to the day, they hit $77 a barrel and now they're touching $50 a barrel; that's a decline of better than 33%, almost a 35% decline in oil in six months. Interestingly enough, as that's occurring, just this past week, the Saudis surprisingly came out and said, hey, no problem, we don't think there's a problem with $50 oil, we don't think we need to cut back production the way Iran and Venezuela wants to in order to raise the price of oil, we think $50 a barrel oil is just fine. And the stories where these Saudis are quoted always refer to the fact that the Saudis, at higher oil prices, were afraid that the global economy would be derailed and so they're happy to see prices down at $50. Well, that's simply not true. Back when oil prices were at $70 in the summertime, the Saudis didn't have any problem with that and we didn't see the global economy derailing; it was recently as six months ago the Saudis were saying $60 oil was just fine by them, now they're saying $50 oil is just fine by them. So what's going on?

                      Well, almost simultaneous with this news on the oil front is the news here in the United States with the Bush Administration's new plan vis-a-vis Iraq, with the troop surge going into Iraq. If you read to the third, fourth, or fifth paragraph of some of these stories, you'll find that lo and behold, the Saudi Foreign Minster, the Saudi Government supports that troop surge; they think it's a good idea. Saudi Arabia is very concerned about chaos on its border and that chaos spilling over to the rest of the Middle East in a regional civil war. They're also extremely concerned, and this is where the rubber really meets the road, they're extremely concerned about Iran, the increasing power over Iran, the increasing power over Iran that's occurring on the back of high oil prices. Iran in and of itself has very little power in the Middle East other than the power that they have to spread money around and spread influence via the money that they gain by oil. Over the last two or three years, as oil prices have doubled, we've seen the concurrent increase in influence in Iran; that's poison to the Saudis, the last thing they want to see.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 19, 2007
                                                                          Page 3

                      So what we see happening here in these separate little news stories is the Saudis wanting to control the situation in Iraq, wanting to support and help the Bush Administration in that; they can do it with words or they could also do it in helping to keep oil prices down which takes some of the pressure off of any U.S. Administration by helping the U.S. economy, by making it seem less that the world is out of control. At the same time, by keeping oil prices down, value rated kills two birds with one stone, they help the United States, and they also hurt their archenemy which is Iran and help keep peace on their borders.

                      Connecting to this is also the other bad guy in the equation in addition to the Iranian President, Mahmoud Ahmadinejad, there's Hugo Chavez in Venezuela. Now Chavez of course as we know has been peddling his influence via the petrodollars that he has flowing into Venezuela and coffers and that's been a thorn in our side as well in a disruptive presence, on a global stage, and particularly in Latin America. The worst thing that can happen to Chavez is to have that oil spigot dry up and that $70-$75 a barrel oil that he was feasting on turn into $45-$50 a barrel oil. Both Iran and Venezuela need every dollar that they can get not only to support their economies but to spread their influence. If they see that level of oil production dollars, that level of income decline by 15%, 20%, 30% on a very quick basis, this is going to put a real crimp not only in their ability to spread disruption around the world but their ability to keep peace at home. We've already seen in Iran signs of some dissention and some pushback on the part of some Iranian politicians against President Ahmadinejad.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 19, 2007
                                                                          Page 4

                      So a lot of these stories are connected, the stories about Iraq and the troop surge, the stories about oil prices, the stories about Iran, the stories about Chavez, a lot of these are connected and there's a lot of very strong forces behind the scene that are working to move the ball forward down the field.

                      The net result is I think that some of this is real positive. It's a positive if Iran and Venezuela have fewer dollars to spread disruption around the world. It's a positive if Saudi Arabia is thinking that it's in their best interest to keep oil prices closer to $50 than to $70. So regardless of what your view is on the Bush Administration and the war of Iraq, a lot of these interconnected forces are moving towards a positive result for us not only here in the U.S. economy but for U.S. interests around the globe.

                      So I just wanted to share with you my thoughts about how some of these stories that you're going to read in the papers over the next week, in different parts of the page, different parts of the paper actually do have some very interesting connections behind the scenes.

                      Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 26, 2007
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                January 26, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. It's Friday,
                      January 26th. This was the year when the market started to take back some of the enormous gains that have been generated over the last three and a half months. A lot of the usual profit-taking, nothing enormous happening; it's never fun when it's going on. But as I had mentioned a couple of weeks ago, if we kept going at this rate, compounded through the rest of the year, we'd end up being up 70%, 80%, 90% and we know that wasn't going to happen.
                      So at some point, the market has to take some of the profits off the table, start going sideways for awhile, and building a new base in a lot of the stocks.

                      Our largest holdings continue to be much the same stocks. We're not making too much in the way of big changes in the portfolio, some fine-tuning here and there. Apple has been the big story over the last couple of weeks. We took a little bit of money off the table, about ten points higher than we are now. I'm getting ready probably sometime next week to beef up the position even more. It still remains our largest holding, followed very closely by Goldman Sachs and Sears and Vornado, Toyota, Google, Chicago Mercantile, UnitedHealth, Altria, and MasterCard.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 26, 2007
                                                                          Page 2

                      But I think that the big story again this year is going to be how many otherwise extensively intelligent, smart, and sophisticated investors missed the whole story about Apple. I think that what they currently embarked on is a revolutionary change in how people interface with their devices, whether it's mobile phones or music devices or even computers, and we've just I think begun to see the kind of ongoing multiyear growth that Apple has in store for it. So when we see corrections such as the last couple of weeks where Apple stock, after running up almost vertically to $97, plummeted down over the last week or two to $85, I think that we have to look at those things as buying opportunities rather than as cause for concern. I know that a lot of people who follow Apple stock are talking about how, my god, look at how within the last two weeks in went from $97 to $85, and have forgotten very conveniently that just six months ago, six months ago the stock was $52. So the fact that it went from $97 to $85 after running up from $52 to $97 just within a six-month period of time, shouldn't seem like much of an unusual pattern for a stock. People will always take some profits and there are a lot of folks who are misunderstanding and not comprehending what Apple is about, particularly with the new iPhone; that is going to be just a revolutionary device.

                      I feel so strongly about that that we initiated a position in AT&T which is the new name for Cingular. I don't necessarily love Cingular itself although AT&T and Cingular are doing a very good job in turning their franchise around. But the fact that Cingular is going to be the exclusive carrier for the iPhone, I think there's going to be a significant bump for their earnings in the second half of the year.

                      So I am very positive about our major holdings and about the markets. I see nothing other than the normal back and forth and people wondering are interest rates going to go up or oil up and down, but from a fundamental standpoint, the economy still seems to be growing at a reasonable

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                January 26, 2007
                                                                          Page 3

                      rate. I think we're starting to see maybe even a little bit more stability on a geopolitical standpoint. Maybe some Pollyannaish viewpoints there but I don't think that the wheels are coming off of the bicycle like maybe they were this past summer. So I have a very positive viewpoint at this point in time about the economy, the geopolitical situation, and the monetary and fiscal health of the United States. We're going to be moving into the next year and a half, it's going to be the crazy season politically, and so a lot of the discussion about what's happening in the economy is going to be colored by people's viewpoints on the political spectrum and it's going to be really important to sift through that to find out what's really going on.

                      Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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

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